FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For November 30, 2009

PETAQUILLA MINERALS LTD. (File #000-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated November 30, 2009; and

2.

Material Change Report dated November 30, 2009 (re: November 30, 2009, news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date:  November 30, 2009

By:

/s/ Richard Fifer

(Name)

Its:

Director and Chairman

(Title)

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Announces Special Meeting of Shareholders to Approve

Spin Out of Petaquilla Infrastructure Ltd.

Vancouver, BC – November 30, 2009:  Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) is pleased to announce that it intends to complete a spin out of its infrastructure company under a statutory plan of arrangement (the “Arrangement”) or some other tax-efficient mechanism.  The Company has set February 25, 2010, as the date of the special meeting of shareholders (the “Special Meeting”), to seek approval for the proposed Arrangement and other matters related thereto.

As previously disclosed in its press release of May 21, 2009, the Company intends to distribute to its shareholders one share of Petaquilla Infrastructure Ltd. (“PQI”) for each four shares of Petaquilla held on the record date for the distribution.

The new company will apply to be listed on the Toronto Stock Exchange (“TSX”) as Petaquilla Infrastructure Ltd.  By spinning out the infrastructure company into a separate publicly listed company, which would focus on the development of the mining industry in Panama, shareholder value will be maximized.  PQI will focus its efforts on three development axes corresponding to a portfolio of projects currently in progress:

Construction

•

Roads and infrastructure

•

Housing products

•

Water treatment facilities

Power

•

Generation (thermal and hydro)

•

Transmission

Mining Services

•

Heavy equipment fleet management

•

Mining and blasting

•

Mine and civil construction

•

Laboratory services

•

Environmental controls

•

Security

Further details regarding the Arrangement will be set out in an information circular that will be sent to shareholders in advance of the Special Meeting.

The completion of the Arrangement will be subject to, among other things, the approval of the TSX, the Supreme Court of British Columbia and the Company’s shareholders.

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is an emerging gold producer commissioning the operation of its gold processing plant at its 100% owned Molejon Gold Project.  Anticipated throughput for the project during the first year of commercial production is estimated to be 2200 tonnes per day.  The plant utilizes three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Toll-free: 1 (877) 694-0021

www.petaquilla.com

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)

410 - 475 West Georgia Street

Vancouver, British Columbia

V6B 4M9

Item 2.

Date of Material Change

November 30, 2009

Item 3.

News Release

The Company’s news release dated November 30, 2009, was disseminated by Marketwire, Incorporated on November 30, 2009.

Item 4.

Summary of Material Change

The Company announces that it intends to complete a spin out of its infrastructure company under a statutory plan of arrangement or some other tax-efficient mechanism The Company has set February 25, 2010, as the date of the special meeting of shareholders, to seek approval for the proposed Arrangement and other matters related thereto.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument  5 1-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Joao Manuel, President and Chief Executive Officer of the Company, can be contacted at (604) 694-0021.

Item 9.

Date of Report

Dated November 30, 2009

PETAQUILLA MINERALS LTD.

Per:

/s/ Joao Manuel

Joao Manuel

President and Chief Executive Officer

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Joao C. Manuel

Contact Telephone number:

604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Announces Special Meeting of Shareholders to Approve

Spin Out of Petaquilla Infrastructure Ltd.

Vancouver, BC – November 30, 2009:  Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) is pleased to announce that it intends to complete a spin out of its infrastructure company under a statutory plan of arrangement (the “Arrangement”) or some other tax-efficient mechanism.  The Company has set February 25, 2010, as the date of the special meeting of shareholders (the “Special Meeting”), to seek approval for the proposed Arrangement and other matters related thereto.

As previously disclosed in its press release of May 21, 2009, the Company intends to distribute to its shareholders one share of Petaquilla Infrastructure Ltd. (“PQI”) for each four shares of Petaquilla held on the record date for the distribution.

The new company will apply to be listed on the Toronto Stock Exchange (“TSX”) as Petaquilla Infrastructure Ltd.  By spinning out the infrastructure company into a separate publicly listed company, which would focus on the development of the mining industry in Panama, shareholder value will be maximized.  PQI will focus its efforts on three development axes corresponding to a portfolio of projects currently in progress:

Construction

•

Roads and infrastructure

•

Housing products

•

Water treatment facilities

Power

•

Generation (thermal and hydro)

•

Transmission

Mining Services

•

Heavy equipment fleet management

•

Mining and blasting

•

Mine and civil construction

•

Laboratory services

•

Environmental controls

•

Security

Further details regarding the Arrangement will be set out in an information circular that will be sent to shareholders in advance of the Special Meeting.

The completion of the Arrangement will be subject to, among other things, the approval of the TSX, the Supreme Court of British Columbia and the Company’s shareholders.

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is an emerging gold producer commissioning the operation of its gold processing plant at its 100% owned Molejon Gold Project.  Anticipated throughput for the project during the first year of commercial production is estimated to be 2200 tonnes per day.  The plant utilizes three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Toll-free: 1 (877) 694-0021

www.petaquilla.com